Exhibit 99.2

Burning Rock Reaffirms 2021 Revenue Guidance of RMB500 Million

Guangzhou, China, December 29, 2021 – Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”) today announced that, based on the latest operating trends, the Company expects its 2021 revenue to be at or slightly above RMB500 million.

The Company is pleased with the recent progress achieved, despite elevated COVID impact that has been ongoing since the beginning of November, including the first diagnosed Omicron case in China and increased lock-downs in December. Despite the COVID challenges, the Company’s overall business volumes in November and December increased compared to that of September and October. In-hospital testing volumes have continued to grow, with November and December volumes slightly higher than that of September and October, demonstrating resilience of this important commercial channel. Central-lab testing volumes also saw sequential improvement, supported in part by recent commercial launch and good initial market uptake of two licensed-in products, DetermaRx (a risk stratification test for early-stage lung cancer patients, further details of which can be found at https://ir.brbiotech.com/news-releases/news-release-details/burning-rock-announces-exclusive-licensing-risk-stratification/) and myChoice (an FDA approved test for homologous recombination deficiency, or HRD, further details of which can be found at https://ir.brbiotech.com/news-releases/news-release-details/burning-rock-announces-licensing-myriad-mychoicer-tumor-testing/).

The Company expects to discuss its fourth quarter results in further details at the time of its Q4 results announcement in March 2022.

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of 1) NGS-based therapy selection testing for late-stage cancer patients, with the leading market share in China and over 273,000 tissue and liquid-based tests completed cumulatively, 2) Global pharmaceutical services on biomarker detection and companion diagnostics developing, and 3) NGS-based cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage. The Company is devoted to developing innovative and reliable NGS-based testing products and advancing oncology precision medicine solutions.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: IR@brbiotech.com